Item 77D - DWS Commodity Securities Fund
(a series of DWS Institutional Funds)

At a meeting held November 20-21, 2008, the Board of Directors of DWS Commodity
Securities Fund, a series of DWS Institutional
Funds approved certain changes to the fund's investment strategy as follows:

DWS Commodity Securities Fund (the "fund") intends to gain exposure to the commodity markets by investing a portion of its assets in a wholly-owned subsidiary organized under the laws of the Cayman Islands (the "Subsidiary").
Among other investments, the Subsidiary is expected to invest in commodity-linked derivative instruments, such as swaps and futures. The Subsidiary will also invest in debt securities, some of which are intended to serve as margin or collateral for the Subsidiary's derivatives positions. The Subsidiary may also invest available cash in affiliated money market funds. The Subsidiary is managed by the same portfolio managers that manage the fund.